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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)<F*>

                               Illini Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   451773105
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                                 (CUSIP Number)

                        Dale A. Schempp, Noll Law Office
              802 South Second Street, Springfield, Illinois  62704
                                  (217) 544-8441
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                   April 28 1998
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              (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
   <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bust shall be subject to all other provisions of the Act (however, see the Notes).



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                                   SCHEDULE 13D

-------------------------                                ----------------------
CUSIP No. 451773105                                         Page 2 of 5 Pages
-------------------------                                ----------------------

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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ida R. Noll               TIN ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>       (a) [ ]
                                                                 (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS<F*>

      PF/OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

  NUMBER OF             44,863
   SHARES         -------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING       -------------------------------------------------------------
 PERSON WITH      9     SOLE DISPOSITIVE POWER

                        44,863
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      44,863
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F*>                                                            [ ]


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.0039%
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14    TYPE OF REPORTING PERSON<F*>

      IN
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ITEM 4.    PURPOSE OF TRANSACTION.
------

      Except as described in the second paragraph of this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) any change in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (viii) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

      The Company has notified Reporting Person that the gifts of stock received by her as reported in Reporting Person's recently filed Amendment No. 1 to this Schedule 13D triggered the Company's Shareholder Rights Plan dated June 20, 1997. Reporting Person has notified the Company's Directors that she intends to hold them personally liable for any damaged suffered by her on account of the Shareholders Rights Plan.

      The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER
------

      (a) The Reporting Person beneficially owns 44,863 shares, representing 10.0039% of the outstanding shares of the Company. (Correction of typographical error in Amendment No. 1 to this Schedule 13D, where percentage was stated as 10.039%.)

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
------

      (a)   Letter, dated April 28, 1998, from attorney for Reporting Person
            ----------------------------
            advising of Reporting Person's position regarding triggering of Company's Shareholder Rights Plan.

      (b)   Letter, dated April 24, 1998, from attorney for Company advising
            ----------------------------
            of Directors' assertion that Company's Shareholder Rights Plan had been triggered and proposing curative disposition of shares by Reporting Person.

      (c)   Letter, dated March 23, 1998, from attorney for Company advising
            ----------------------------
            of Directors' refusal to terminate the Shareholder Rights Plan.

      (d)   Letter, dated March 2, 1998, from attorney for Company setting
            ----------------------------
            forth Company's offer to repurchase shares of Company common stock from Reporting Person and certain other principal shareholders.

      (e)   Letter, dated January 7, 1998, from attorney for Reporting Person
            -----------------------------
            setting forth Reporting Person's position regarding, and asking Directors to terminate, the Shareholder Rights Plan.

      (f)   Letter, dated June 23, 1997, from attorney for Company advising
            ---------------------------
            of Company's adoption of Shareholders Rights Plan.

      (g)   Letter, dated April 30, 1997, from attorney for Company advising
            ----------------------------
            of retention of financial advisor.

      (h)   Letter, dated February 6, 1997, filed by Mrs. Mae Noll (the
            ------------------------------
            Company's largest shareholder and mother-in-law of Reporting Person) as an Exhibit to her Schedule 13D Amendment filed with the S.E.C., advising Directors of Company of her dissatisfaction with Company's performance, requesting that Company be sold, and notifying Directors of her intention to sell her stock if the Directors chose not the sell the entire Company.


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                              SCHEDULE 13D

CUSIP NO. 451773105

                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      April 28, 1998
                                    ------------------
                                          (Date)



                                    /s/ Ida R. Noll
                                    ------------------
                                    Ida R. Noll


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